GENOMIC HEALTH, INC.
301 Penobscot Drive
Redwood City, California 94063
April 24, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
100 F Street, NE
Washington, D.C. 20549-6010
Attn: John D. Reynolds, Assistant Director

Re:	Genomic Health, Inc.
Registration Statement on Form S-3 (File No. 333-141946)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genomic Health, Inc. hereby requests that the Registration Statement referred to above be declared effective at 4:00 p.m. (Washington D.C. time) on Thursday, April 26, 2007, or as soon thereafter as practicable.
Please call Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4670 to confirm the effectiveness of the Registration Statement.
Very truly yours,
GENOMIC HEALTH, INC.

By:	/s/ G. Bradley Cole

G. Bradley Cole
Executive Vice President
and Chief Financial Officer

cc:	Randal W. Scott, Ph.D.
Stanton D. Wong
Gabriella A. Lombardi